ATMI


ATMI
SDS
SDS
SDS

ANNUAL REPORT 2001



THE SOURCE OF **Semiconductor Process**

ATMI produces critical materials, packaging, delivery systems, sensors, and abatement products used to fabricate semiconductor devices.

We unite our products and engineering services into efficient, cost-effective materials lifecycle systems. Our customers value the higher manufacturing yields and greater financial returns they receive. By improving our customers' production abilities, ATMI becomes a crucial facilitator in their race to market, and their go-to partner for enhanced semiconductor process efficiencies.

Financial Highlights

(in thousands, except per share data)

December 31	2001	2000	1999	1998	1997
Revenues	$213,456	$299,960	$202,506	$168,061	$192,381
Operating income (loss)	(26,674)	55,610	14,957	5,774	15,467
Net income (loss)	(9,696)	43,685	10,824	4,277	6,305
Net income (loss) per share —assuming dilution	(0.33)	$1.44	$0.38	$0.15	$0.24
Weighted average shares outstanding —assuming dilution	29,611	30,290	28,689	27,793	26,030

(in thousands)

December 31	2001	2000	1999	1998	1997
Working capital	$255,322	$202,960	$121,289	$104,177	$ 48,987
Total assets	449,856	350,805	228,849	210,617	154,456
Long-term debt, less current portion	116,025	7,242	6,319	12,572	19,763
Total stockholders' equity	280,014	286,567	176,356	154,306	84,170

See pages 9–30 for ATMI's detailed financial information.

ffficiency

TO OUR Shareh



Gene Banucci
Chairman and Chief Executive Officer



Doug Neugold
President

BRINGING **Unique Insight** and **Innovation** to **Semiconductor Process Engineering**.

A year ago, ATMI entered 2001 with high hopes and grand goals following an amazing 2000. Instead, the semiconductor industry's most massive downturn ever—mixed with global economic and geopolitical turmoil—combined to turn 2001 into a year of dismay.

Our industry is cyclical—and when it cycles down, it can be nasty. So we went to work to do the smart things that prepare great companies to grow when good times return.

During 2001, ATMI increased research and development investment, introduced new products, reorganized and streamlined



ATMI's Fundamental Questions...Are we

Gaining new customers and markets?
Growing profitably and prudently?
Generating cash?
Improving operating margins?
Getting good returns on invested capital?

operations, expanded employee training, and built new production facilities. ATMI's new capabilities should become apparent during the forthcoming upturn. 2002 is already showing improvement from the depths of 2001, preparing the way for what we believe will be a better 2003.

PERCEPTIVE

The semiconductor industry is rapidly consolidating around those few manufacturers who can afford to build and operate new $3 billion plants. To gain a reasonable return on investment, they must function at peak efficiency.

ATMI is leading the way—with innovative process improvements that target our customers' most critical efficiency bottlenecks. We enable customers to focus on their core competency: making chips. Our comprehensive materials lifecycle solutions remove their need for expensive, time-intensive coordination of products and services from multiple manufacturers. Every incremental gain in process efficiency that we deliver represents a substantial gain in value for our customers.



Cumulative Patents
Cumulative R&D
(dollars in millions)
0
1
8
12
19
33
42
48
60
68
81
97
124
170
220
274
0.01
0.5
2
4
7
11
16
23
32
44
60
78
97
121
156
190
'86
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01

ENGINEERING
Revolutiona



The 128 million personal computers produced in 2001 created a total just short of 1 billion PCs ever made. At this rate, it will take 65 years before every person on Earth has one.

"Don't worry about people stealing an idea.
If it's original, you will have to ram it down their throats."
—Howard Aiken





INNOVATIVE

ATMI focuses on leading the development of the new materials and asset productivity-enhancing technologies that will enable future chip generations. In 2001, we expanded our progressive thinking to create novel product and service combinations designed to ease customers' process integration burdens.

In times of change, the most adaptive and flexible prosper. Our primary sustainable advantage is our ability to quickly and effectively apply ATMI expertise to evolving industry needs. Our innovations afford compelling commercial value—improving equipment utilization, lengthening uptime, increasing throughput, and decreasing overall cost of ownership. We finished 2001 with 274 U.S. patents, second among *all* suppliers to the semiconductor industry.

COMPETITIVE

Five years ago, the top ten semiconductor equipment suppliers represented 50% of their total market. By 2006, we foresee that the top five equipment suppliers will account for 90% of the market's total revenues. We foresee the same dynamic for materials suppliers, where ATMI intends to maintain its pre-eminence.

In a consolidating universe of ever-larger customers, the best customers deserve the most attention. By studying our customers' goals and priorities, we are successfully creating essential products and services. During 2001, we doubled ATMI's key account

ATMI's 2002 Goals

Target 20% of total revenues from new product sales
Make unified product solutions the standard for our customers
Regain profitability

UNPARALLELED EXPERTISE In Creating Next-Generation

program, to strengthen relationships with a majority of the top North American, Asian, and European semiconductor and original equipment manufacturers.

Our strategy is simple—support the tool with high value-added materials, technologies, and services. Our process expertise and solid leadership in product development creates the platform upon which we build the service relationship. ATMI has the profound materials lifecycle expertise to offer the extra value customers seek—resolving efficiency bottlenecks upstream and downstream of the process tool. Our holistic, creative approach to problem solving—and our willingness to go the extra mile for our customers—makes ATMI a go-to resource.

EFFECTIVE

Great strategies and outstanding products are ultimately judged by performance. ATMI measures value—to customers and to ourselves—by how well we improve asset utilization and grow revenues. We are constantly looking for ways to improve our own process efficiencies, seeking to harmonize the interests of our customers and shareholders before we commit capital.

No other company is influencing the semiconductor industry in the way we are—with our depth of innovative technical expertise and the vision to effectively harness its commercial value for our customers.

At ATMI, we believe that our services can be as innovative as our products. We are aligning ourselves with our


NOW



What is Asset Productivity?

Integrating assets for faster time to market
Getting into production more quickly
Increasing the yield from raw materials
Increasing the amount of time used for production
Enhancing performance so that cost of operations decreases
Improving total output in a given period

Materials



ATMI Performance Metrics

Revenue growth
Asset utilization
Return on investment
New products
Market share gains
Growth greater than the industry

"It is not the strongest of the species that survive,
nor the most intelligent, but the one most responsive to change."
—Charles Darwin



SOLVING Custome Process



customers to solve their most critical process problems in the smartest way—simultaneously solving their technical problems while improving their overall business performance.

OUTSOURCING

We foresee outsourcing as the next major shift in our industry—contract manufacturers taking over production responsibilities. We envision a day when our customers will outsource entire key processes to ATMI—because of our expert knowledge and our ability to bring the commercial value of new materials and technologies to fruition.

We will be coordinating a complete set of materials operations—working to assure optimal performance to further ease our customers' fabrication burdens. Our market leadership will be tied to our customers' success.



ATMI, the source of semiconductor process efficiency, continues to develop the process technology that both improves efficiency and enables customer innovation in bringing new, increasingly powerful, and ever-improving products to market.

Gene Banucci
Chairman and Chief Executive Officer

Doug Neugold
President

If you produced an integrated circuit every time your heart beat, you would have to live for 18 centuries before you would have produced as many chips as the global semiconductor industry did in 2001.

Selected Financial Data

Fiscal Year Ended December 31,	2001	2000	1999	1998	1997
(in thousands, except per share data)					
Consolidated Statements of Operations:					
Revenues	**$213,456**	$299,960	$202,506	$168,061	$192,381
Cost of revenues	**120,877** (1)	142,711	95,456	84,864	92,658
Gross profit	**92,579**	157,249	107,050	83,197	99,723
Operating expenses:					
Research and development	**31,731**	28,211	18,359	16,630	14,336
Selling, general, and administrative	**73,511** (2)	71,928	63,820 (7)	59,093	60,920
Merger and related costs	—	1,500 (5)	9,914 (8)	1,700 (9)	9,000 (10)
Restructuring charge	**14,011** (3)	—	—	—	—
Total operating expenses	**119,253**	101,639	92,093	77,423	84,256
Operating income (loss)	**(26,674)**	55,610	14,957	5,774	15,467
Interest income (expense), net	**3,464**	6,599	3,117	2,487	(912)
Other income, net	**7,669** (4)	8,313 (6)	733	539	340
Income (loss) before income taxes and minority interest	**(15,541)**	70,522	18,807	8,800	14,895
Provision (benefit) for income taxes	**(5,845)**	26,486	7,720	4,412	8,588
Income (loss) before minority interest	**(9,696)**	44,036	11,087	4,388	6,307
Minority interest	—	(351)	(263)	(111)	(2)
Net income (loss)	**$ (9,696)**	$ 43,685	$ 10,824	$ 4,277	$ 6,305
Net income (loss) per share—assuming dilution	**$(0.33)**	$1.44	$0.38	$0.15	$0.24
Weighted average shares outstanding—assuming dilution	**29,611**	30,290	28,689	27,793	26,030
Consolidated Balance Sheet Data:					
Cash, cash equivalents, and marketable securities	**$210,494**	$131,505	$ 92,328	$ 86,253	$ 32,949
Working capital	**255,322**	202,960	121,289	104,177	48,987
Total assets	**449,856**	350,805	228,849	210,617	154,456
Long-term debt, less current portion	**116,025**	7,242	6,319	12,572	19,763
Minority interest	—	—	1,109	846	595
Total stockholders' equity	**280,014**	286,567	176,356	154,306	84,170

(1) Includes special charges of $1.7 million to write down certain inventory balances.
(2) Includes a special charge for accounts receivables write down of $2.5 million, as a reserve against the possible effects that the current weakened economic environment and semiconductor industry downturn could have on ATMI's customers.
(3) Represents costs incurred in connection with ATMI's restructuring efforts announced in the first and third quarters of 2001.
(4) Includes a gain on settlement of certain patent litigation, net of related expenses, and a $2.6 million gain on the sale of certain available-for-sale securities, offset by an asset impairment of approximately $0.4 million on available-for-sale securities.
(5) Represents cost incurred in connection with completing the ESCA, Inc. acquisition.
(6) Includes $9.5 million gain on sale of certain marketable securities in the first quarter of 2000, offset by a loss of $1.3 million in the same quarter on certain other investments.
(7) Includes $2.3 million of severance expense for several former executives.
(8) Represents $3.3 million incurred in connection with the completion of the acquisitions of MST Analytics, Inc. and NewForm N.V., and $7.2 million incurred in connection with the acquisitions of Delatech, Inc., Advanced Chemical Systems International, Inc. ("ACSI"), and TeloSense Corporation, offset by a reversal of $0.6 million for previously accrued merger costs.
(9) Represents costs incurred in connection with completing the NOW Technologies, Inc. acquisition.
(10) Represents costs incurred in investigating, analyzing, and completing the Advanced Delivery and Chemical Systems Group ("ADCS Group") and Lawrence Semiconductor Laboratories ("LSL") acquisitions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

ATMI is a leading supplier of materials, equipment, and related services used worldwide in the manufacture of semiconductor devices. ATMI specifically targets the "front-end" semiconductor materials market. This market includes the processes used to convert a bare silicon wafer into a fully functional wafer that contains many copies of a semiconductor device or "chip." ATMI's customers include most of the leading semiconductor manufacturers in the world.

ATMI has organized its operations along two business segments: Materials and Technologies. The Materials segment provides products that are used in the semiconductor manufacturing process, and related packaging and delivery systems. The Technologies segment provides products and services that sense and environmentally control these materials, while also providing specialized thin film deposition and outsourced parts cleaning and tool maintenance services to semiconductor device manufacturers. The Technologies segment also includes ATMI's venture and government-funded research and development activities.

The semiconductor industry, and the semiconductor equipment industry in particular, have been highly cyclical and have experienced periods of overcapacity at various times, resulting in significantly reduced demand for semiconductor materials, capital equipment, and wafer processing services. The semiconductor industry is currently experiencing a severe downturn of unprecedented magnitude that has been ongoing for several quarters. According to industry research, wafer starts in December 2001 were 29% lower than peak production levels in November 2000, and equipment orders in December 2001 were 77% lower than peak levels in September 2000. ATMI's 2001 operating results have been significantly affected by the current downturn, especially with regard to our product lines that track industry capacity. The decline in wafer starts throughout the industry stopped in the fourth quarter of 2001, and in fact, while not significant, there has been slight incremental monthly improvement in wafer starts data during the fourth quarter of 2001. However, lack of visibility remains, and the level of recovery in the near term is uncertain. With regard to capital equipment spending, there remains substantial over-capacity on a global basis. Currently, there appears to be some advanced technology equipment spending, but the prospects for significant capacity expansion is unlikely in the near term.

ATMI has completed seven acquisitions during the three years ended December 31, 2001, six of which have been accounted for as pooling of interests. As a result, the Company's consolidated financial statements have been restated to reflect the results of these six acquired companies. The 2000 acquisition of the minority interest of ATMI's ADCS Korea joint venture was accounted for using the purchase method of accounting.

Critical Accounting Policies and Estimates

General

Management's discussion and analysis of ATMI's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires ATMI to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, inventories, marketable securities and investments, intangible assets, income taxes, restructuring charges, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the fee charged for products delivered and services rendered, and collectibility of those fees. The Company's revenues from product sales are recognized upon title transfer, which generally occurs upon shipment. Service revenue is generally recognized ratably over the period of the related contract, or if not under contract, when service is provided. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. A provision for the estimated cost of warranty is recorded when revenue is recognized. The Company's estimate of costs to service its warranty obligations is based on historical experience and expectation of future conditions. Should actual product failure rates differ from the Company's estimates, revisions to the estimated warranty liability would be required.

Bad Debt

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

The Company writes down its inventory for estimated obsolescence, or unmarketable inventory equal to the difference between the cost of inventory and estimated market value, based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Marketable Securities and Investments

The Company holds minority interests in companies having operations or technology in areas within or related to its strategic focus, some of which are in publicly traded companies, whose share prices are highly volatile, and some of which are in private companies, whose value is difficult to determine. Investments in private companies are included in the consolidated balance sheets under the caption goodwill and other long-term assets, net. ATMI records an impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions, or poor operating results of underlying investments, could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

Goodwill and Other Identifiable Intangible Assets

Goodwill associated with the excess purchase price over the fair value of assets acquired, and other identifiable intangible assets, such as patents and trademarks and covenants not to compete, are currently amortized on the straight-line method over their estimated useful lives ranging from 2 to 20 years.

These assets are currently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Restructuring

During the fiscal year ended December 31, 2001, the Company recorded significant charges in connection with restructuring initiatives. These charges include estimates related to employee separation costs, plant closing costs, early lease termination expenses, and various other asset and working capital write-offs or write-downs. Although management does not anticipate significant changes, the actual costs may differ from these estimates.

Income Taxes

The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets, resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event that the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Recent Accounting Pronouncements

See Note 1 to the consolidated financial statements for information concerning recent accounting pronouncements.

Results of Operations

The following table sets forth selected financial data as a percentage of total revenues for the periods indicated:

Fiscal Year Ended December 31,	**2001**	2000	1999
Revenues	**100.0%**	100.0%	100.0%
Cost of revenues	**56.6**	47.6	47.1
Gross profit	**43.4**	52.4	52.9
Operating expenses:			
Research and development	**14.9**	9.4	9.1
Selling, general, and administrative	**34.4**	24.0	31.5
Merger and related costs	**—**	0.5	4.9
Restructuring charge	**6.6**	—	—
Total operating expenses	**55.9**	33.9	45.5
Operating income (loss)	**(12.5)**	18.5	7.4
Interest income, net	**1.6**	2.2	1.5
Other income, net	**3.6**	2.8	0.4
Income (loss) before income taxes and minority interest	**(7.3)**	23.5	9.3
Provision (benefit) for income taxes	**(2.7)**	8.8	3.8
Income (loss) before minority interest	**(4.6)**	14.7	5.5
Minority interest	**—**	(0.1)	(0.2)
Net income (loss)	**(4.6)%**	14.6%	5.3%

Segment Data

The Company has two reportable operating segments: Materials and Technologies. The Company evaluates performance and allocates resources based on segment operating profit or loss, excluding nonrecurring expenses, interest, other income or expense, and income taxes. The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies in the Company's consolidated financial statements. Intercompany sales are not material between operating segments. The general corporate assets include primarily cash, cash equivalents, marketable securities, goodwill, and other long-lived assets. See Note 14 to the consolidated financial statements for additional segment information.

The following tables provide reported results for each of these segments for the periods indicated (in thousands):

Fiscal Year Ended December 31,	**2001**	2000	1999
Revenues			
Materials	**$110,996**	$138,191	$ 96,711
Technologies	**102,460**	161,769	105,795
Consolidated revenues	**$213,456**	$299,960	$202,506
Operating Income (Loss)			
Materials	**$ 15,952**	$ 36,655	$ 19,335
Technologies	**(28,615)**	20,455	5,536
Merger and related costs	**—**	(1,500)	(9,914)
Restructuring charge	**(14,011)**	—	—
Consolidated operating income (loss)	**$ (26,674)**	$ 55,610	$ 14,957

The following table provides reported balance sheet data for each of the segments (in thousands):

December 31,	2001	2000
Identifiable Assets		
Materials	$ 98,893	$ 74,194
Technologies	134,920	130,838
General Corporate Assets	216,043	145,773
Total Consolidated Assets	$449,856	$350,805

Comparison of Years Ended December 31, 2001, 2000, and 1999

Revenues. Revenues decreased 28.8% to $213.5 million in 2001 from $300.0 million in 2000, and increased 48.1% in 2000 from $202.5 million in 1999. The 2001 decrease in revenues was primarily attributable to the overall downturn in the semiconductor industry, which affected both segments of ATMI's business—Materials and Technologies. The Materials segment experienced a revenue decline of 19.7%, while Technologies' revenues declined 36.7% from 2000 levels. In 2001, Materials' revenues were down significantly in certain liquid chemistry, gases, and delivery equipment product lines. During 2001, the Technologies segment experienced steep revenue declines in the environmental treatment equipment product lines and in thin film deposition services product lines, with modest declines experienced in gas monitoring systems product lines and parts cleaning. The increase in sales between 2000 and 1999 was driven by the growth in the semiconductor industry, as well as increased market penetration and new product introductions. Materials' revenues increased 42.9% in 2000 from 1999 levels, mainly as a result of increased market penetration of gas delivery systems, and volume gains in materials, liquid delivery systems, and high purity packaging product lines. Technologies' revenues increased 52.9% in 2000 from 1999 levels, led by significant growth in thin film deposition services, the environmental and sensing product lines, and ATMI's Emosyn business.

Gross Profit. Gross profit decreased 41.1% to $92.6 million in 2001 from $157.2 million in 2000. Gross margin decreased to 43.4% in 2001, compared to 52.4% in 2000. Excluding special charges of $1.7 million related to inventory write downs, gross profit decreased 40.0% to $94.3 million in 2001 from $157.2 million in 2000. As a percentage of revenues, gross profit, excluding the special charges, declined to 44.2% in 2001 from 52.4% in 2000. The decrease in gross profit was primarily attributable to steep volume declines in the environmental treatment equipment, thin film deposition services, and liquid chemistry and delivery equipment product lines. In 2000, gross profit increased 46.9% to $157.2 million from $107.1 million in 1999. Gross margin decreased slightly to 52.4% in 2000 from 52.9% in 1999. The decrease was due in large part to factors within the Technologies segment: end-of-year softness in the environmental sensing and abatement equipment product lines, manufacturing inefficiencies in thin film deposition services because of the addition and continued ramp-up of manufacturing capacity to support growth, and a higher percentage of total revenues generated by the Emosyn business, which operates at lower margins than other ATMI businesses and product lines. Partially offsetting these declines were favorable product mix shifts in the high purity packaging product lines, and materials and delivery systems in the Materials segment.

Research and Development Expenses. Research and development expenses increased 12.5% to $31.7 million in 2001 from $28.2 million in 2000. As a percentage of revenues, research and development expenses increased to 14.9% in 2001 from 9.4% in 2000, driven primarily by the significant revenue decline in 2001 compared to 2000. Despite the semiconductor industry downturn and weakened business performance in both the Materials and Technologies segments, ATMI continued R&D spending on targeted programs to ensure that we have the products our customers need for future generation chip manufacturing processes, with a particular emphasis on advanced interconnect production processes. In 2000, research and development expenses increased 53.7% to $28.2 million from $18.4 million in 1999. The increase represented the Company's continued efforts to develop advanced materials, including development efforts on the SDS® and chemicals product lines, and continued development work in the sensing and abatement product lines. Additionally, the Company continued to support development efforts in the Emosyn and GaN materials ventures. As a percentage of revenues, research and development spending remained relatively flat at 9.4% in 2000 compared to 9.1% in 1999.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses were $73.5 million in 2001, compared to $71.9 million in 2000, representing an increase of 2.2%. Excluding a special charge of $2.5 million for the write down of certain accounts receivable balances, selling, general, and administrative expenses decreased 1.3% to $71.0 million in 2001, from $71.9 million in 2000. Because of the restructuring efforts undertaken in 2001, selling, general, and administrative costs in the fourth quarter of 2001 were significantly lower than in the beginning of the year. Therefore, the quarterly run rate for selling, general, and administrative expenses is lower going into 2002 than it was in the first quarter of 2001. In 2001, selling, general, and administrative expenses were 34.4% of revenues, compared to 24.0% in 2000. The increase as a percentage of revenues was primarily the result of the significant decline in revenues in 2001, compared to 2000. Selling, general, and administrative expenses increased 12.7% to $71.9 million in 2000, from $63.8 million in 1999. As a percentage of revenues, these expenses declined to 24.0% in 2000 from 31.5% in 1999. The decrease, as a percentage of revenues, was due to decreased administrative costs resulting from continued cost savings initiatives tied to the integration activities of business acquisitions, and the decrease in executive compensation paid to members of management of certain acquired businesses. Offsetting the cost savings were increases in legal costs associated with defending and protecting the Company's intellectual property, costs associated with implementation of an enterprise-wide information system, and a full year of costs of operating the Company's new Asian sales and distribution facilities.

Restructuring Charge. Operating results for 2001 include a $14.0 million charge for severance and other costs associated with restructuring initiatives announced by management during the first and third quarters of 2001. These charges include costs related to plant closings, lease termination fees, and various other asset and working capital write-offs or write-downs. An additional $0.6 million charge related to a write down of inventory in a product line no longer strategic to ATMI is included in cost of revenues.

Merger Costs and Related Expenses. The 2000 operating results include $1.5 million of merger and related costs incurred in connection with professional fees and transaction costs related to the July 2000 ESCA acquisition. The 1999 operating results included merger and related costs of $9.9 million, including $3.3 million of professional fees and transaction costs related to the November 1999 acquisitions of MST and Newform, and $2.8 million of investment banking fees, legal fees, and accounting fees in connection with the investigation, analysis, and May 1999 closing of the TeloSense, Delatech, and ACSI transactions. The 1999 merger-related costs also included a $0.6 million reversal of previously accrued merger costs for prior acquisitions. The acquisition of Delatech also resulted in a $4.4 million asset impairment charge during the second quarter of 1999 for inventory ($1.0 million) and goodwill ($3.4 million) associated with an existing environmental equipment product line which was determined to be impaired.

Operating Income (Loss). For 2001, the Company generated an operating loss of $26.7 million, compared to operating income of $55.6 million in 2000. Operations, excluding the restructuring charges of $14.0 million and special charges related to inventory and accounts receivables write downs of $1.7 million and $2.5 million, respectively, generated a loss of $8.4 million in 2001, compared to operating income of $57.1 million, excluding merger and related costs of $1.5 million in 2000. The decrease reflects the effects of the significant semiconductor industry downturn in 2001 and its effect on coverage of ATMI's increased fixed cost base. Materials' operating income decreased 56.5% to $16.0 million in 2001, compared to $36.7 million in 2000. The Technologies segment generated an operating loss of $28.6 million in 2001, compared to operating income of $20.5 million in 2000, representing a decrease of $49.1 million. Both segments were severely affected by reduced volumes in most product lines, which drove lower gross margins. In 2000, operating income, including the recognition of merger and related costs, increased almost four-fold to $55.6 million, from $15.0 million in 1999. As a percentage of revenues, operating income increased to 18.5% in 2000 compared to 7.4% in 1999. The revenue growth experienced in 2000 drove considerable operating income increases. Materials' operating income increased 89.6% to $36.7 million in 2000, from $19.3 million in 1999. The increase was driven by increased market penetration of gas delivery systems, volume gains in materials, liquid delivery systems, and high purity packaging product lines, and improved leveraging of Materials' fixed overhead structure. The significant revenue increase in 1999, combined with stronger margins and cost containment initiatives, resulted in higher operating income within Materials. Materials' operating income, as a percentage of Materials' revenues, was 26.5% and 20.0% for 2000 and 1999, respectively. Technologies' operating income increased to $20.5 million in 2000, from $5.5 million in 1999. The increase was driven by significant growth in thin film deposition services, the environmental and sensing product lines, and ATMI's Emosyn business, and increased operating leverage through a focus on overhead cost reduction in this segment. Investments in research and product development within Emosyn and the Company's other ventures, are reflected in Technologies' operating income. Technologies' operating income, as a percentage of Technologies' revenues, was 12.6% and 5.2% in 2000 and 1999, respectively.

Interest and Other Income, Net. Interest and other income, net, decreased to $11.1 million in 2001 from $14.9 million in 2000. The 2001 results include the positive impact of a settlement of certain patent litigation, net of related expenses, and a $2.6 million gain from the sale of available-for-sale securities, offset by a write down of approximately $0.4 million for a decline in fair value of other available-for-sale securities. Interest income decreased 40.6% to $4.7 million in 2001, from $7.8 million in 2000, as a result of the lower average cash balances on hand and lower interest rates. Interest expense decreased 4.2% to $1.195 million in 2001, from $1.247 million in 2000, despite the higher debt balance due to ATMI's fourth quarter convertible debt offering of $115.0 million, mainly as a result of interest capitalization on capital construction projects. In 2000, interest and other income, net, increased to $14.9 million from $3.9 million in 1999. In 2000, other income included a gain of approximately $9.5 million on the sale of certain marketable equity securities by the Company, offset by a write-off of a $1.3 million cost basis investment. Interest income increased to $7.8 million in 2000 from $4.4 million in 1999 because of proceeds received of approximately $63.5 million related to the Company's public stock offering in April 2000 and increased cash balances derived from improved operating results of the Company.

Income Taxes. In 2001, the income tax benefit was $5.8 million, compared to income tax expense of $26.5 million in 2000. The decline was due to the Company's operating losses as a result of the semiconductor industry downturn and the restructuring efforts undertaken by management during 2001. The effective tax rate for 2001 was 37.6%, and differs from the Federal statutory rate of 35% primarily because of state and foreign income taxes, foreign sales corporation benefits, research and development credits, and reduced profitability. Income tax expense increased 243.1% to $26.5 million in 2000, from $7.7 million in 1999. The 2000 effective tax rate was 37.6%. The 1999 effective tax rate was 41%. The decline in the effective rate in 2000 was based on the fact that there was a declining impact of acquired companies' historic tax rates on restated financial statements in that year. ATMI incurred non-deductible merger costs in 1999 and recognized benefits based on changes in estimates regarding the realizability of net operating loss and tax credit carryforwards of certain acquired companies.

Minority Interest. Minority interest represented the 30.0% interest held by K.C. Tech Co., Ltd. in the operations of ADCS-Korea, which was a joint venture established to manufacture, sell, and distribute chemicals to the semiconductor and related industries in South Korea. In the fourth quarter of 2000, ATMI purchased the 30% interest in the operations of ADCS-Korea from the former joint venture partner, which eliminated the minority shareholder's interest in earnings.

Net Income (Loss) per Share. Net loss per share—assuming dilution, was $0.33 for 2001, compared to earnings per share—assuming dilution, of $1.44 for 2000. On a pro forma basis in 2001, excluding restructuring charges, special charges, and one-time gains due to a legal settlement and the sale of investments, the net loss was $2.9 million, or $0.10 per diluted share, compared with pro forma 2000 net income of $40.0 million, or $1.32 per diluted share, and $19.6 million, or $0.68 per diluted share in 1999, which excludes merger and related costs pursuant to acquisitions, certain severance costs related to reorganizing the businesses pursuant to these acquisitions, and one-time gains associated with the sale of investments. Weighted average shares outstanding—assuming dilution, was 29.6 million for 2001, compared to 30.3 million in 2000. The difference in weighted average shares outstanding—assuming dilution, between 2001 and 2000, is primarily the result of excluding the effect of shares held in escrow and common-stock equivalents because of the antidilutive effect of including those shares. Weighted average shares outstanding—assuming dilution, increased to 30.3 million shares for the year ended December 31, 2000, from 28.7 million shares for the year ended December 31, 1999. The increase in 2000 primarily resulted from the completion of the April 4, 2000 public offering of 1.5 million shares.

Liquidity and Capital Resources

Years Ended December 31, 2001, 2000, and 1999

To date, ATMI has financed its activities principally through cash from operations, the sale of equity, the issuance of convertible debt securities, external research and development funding, and various other lease and debt instruments. The Company's working capital increased to $255.3 million at December 31, 2001 from $203.0 million at December 31, 2000, and $121.3 million at December 31, 1999.

Net cash provided by operations was approximately $24.1 million in 2001, compared to $9.1 million during 2000 and $13.2 million during 1999. Despite weakened operating results during 2001, cash flow from operations increased, primarily as a result of increased focus on accounts receivable collections activities. Excluding cash received from ATMI's convertible debt offering in the fourth quarter of 2001, management reduced working capital by approximately $59.2 million during 2001, or 29.2%. The cash flow from operations for 2000 resulted primarily from improvements in operating results compared to 1999, substantially offset by increased working capital requirements—mainly accounts receivable and inventory. In addition, the $1.5 million of merger costs in 2000 reduced the cash generated from operations by approximately $1.0 million, with approximately $0.5 million remaining unpaid at December 31, 2000. In 1999, operating cash flow improvement was driven primarily from an improvement in operating results, partially offset by increases in working capital accounts and deferred taxes. In addition, the $9.9 million of merger costs and related expenses in 1999 reduced the cash generated from operations by approximately $4.3 million, as $4.4 million were non-cash charges and approximately $1.2 million remained unpaid at December 31, 1999.

Net cash used by investing activities was $108.3 million, $23.9 million, and $10.7 million in 2001, 2000, and 1999, respectively. Capital expenditures were $63.0 million, $29.5 million, and $10.7 million in 2001, 2000, and 1999, respectively. The significant increase in 2001 capital expenditures primarily related to installation of compound semiconductor manufacturing capacity at the Company's new epitaxial services facility in Phoenix, Arizona, the construction of a new liquid materials manufacturing facility in Burnet, Texas, and the expansion of the Danbury, Connecticut research and development facility. In 2000, the capital expenditures primarily related to installation of additional manufacturing capacity in the Company's Danbury, Connecticut operations, and for the Company's enterprise-wide information systems. The 1999 expenditures were made primarily to support the growth experienced at several of the Company's manufacturing facilities. During 2001, the Company made equity investments in two strategic partners for the development of advanced materials totaling approximately $6.7 million. During the fourth quarter of 2000, the Company purchased K.C. Tech Co., Ltd.'s 30% interest in the operations of ADCS-Korea for approximately $7.2 million, of which $5.0 million was paid in 2000 and approximately $2.0 million was paid in 2001. During 2001 and 2000, the Company invested approximately $40.1 million and $5.3 million, respectively, in certain interest-bearing marketable securities and publicly traded equity securities. During 2001 and 2000, the Company received net proceeds of $3.5 million and $15.9 million, respectively, related to the sale of certain available-for-sale investments.

Net cash provided by financing activities was $124.5 million and $64.1 million in 2001 and 2000, respectively. Net cash used by financing activities was $8.6 million in 1999. During 2001, the Company completed the sale of $115.0 million of 5.25% convertible subordinated notes due November 2006, and received net proceeds from the sale of approximately $111.6 million. During 2001, the Company also entered into a $20.0 million bank financing agreement for the purchase of additional silicon epitaxial capacity, of which approximately $15.0 million was drawn, and $13.5 million remains outstanding at December 31, 2001. As of December 31, 2001, $5.0 million remains available under this bank financing agreement. As of February 14, 2002, pursuant to the terms of the credit facility, this bank financing agreement has expired. As allowed under the terms of the bank financing agreement and the capital lease obligations, the Company has decided to pay down certain long-term debt and capital lease obligations. The Company intends to pay down the entire $13.5 million outstanding on the $20.0 million bank financing agreement and approximately $4.8 million of capital lease obligations outstanding at December 31, 2001 during the first quarter of 2002, for a total expected payment of $18.3 million. As of December 31, 2001, $0.8 million is available under other credit lines. The Company made payments on capital leases of approximately $2.8 million, $2.7 million, and $2.5 million in 2001, 2000, and 1999, respectively. The Company made payments on notes and bonds of approximately $5.3 million, $2.9 million, and $9.6 million in 2001, 2000, and 1999, respectively, including the retirement of a mortgage on the Mesa, Arizona facility in 1999. During 2001, 2000, and 1999, the Company received net proceeds from the exercise of employee stock options and employee stock purchase plan shares of $2.6 million, $6.3 million, and $2.2 million, respectively. At December 31, 2001, $137.0 million of convertible notes, loans, bonds, capital lease obligations, and financing remained outstanding.

Following is a summary of consolidated debt, lease, and capital expenditure obligations at December 31, 2001 (See Notes 4, 5, and 6 of the consolidated financial statements), in thousands:

		Payments Due by Period			
Obligation	Total	Less than 1 Year	1-3 Years	4-5 Years	Thereafter
Debt:					
Convertible Notes	$115,000	$ —	$ —	$115,000	$ —
Other	16,887	14,762	1,579	546	—
Total Debt	131,887	14,762	1,579	115,546	—
Leases:					
Operating leases	26,224	5,346	7,394	5,014	8,470
Capital leases	5,790	5,790	—	—	—
Total lease obligations	32,014	11,136	7,394	5,014	8,470
Capital expenditures	17,936	17,936	—	—	—
Total debt, lease, and capital expenditure obligations	$181,837	$43,834	$8,973	$120,560	$8,470

ATMI has agreed not to allow any of its significant subsidiaries, or the subsidiaries of those significant subsidiaries, to incur any subordinated debt while the convertible subordinated notes are outstanding without such subsidiary first entering into an unconditional guarantee of the notes on a subordinated basis. This restriction may limit those subsidiaries' ability to obtain subordinated debt on favorable terms and conditions, or at all.

ATMI believes that the Company's existing cash and cash equivalents and marketable securities balances, existing sources of liquidity, available lines of credit, and anticipated funds from operations will satisfy the Company's projected working capital and other cash requirements through at least the end of 2002. However, management also believes the level of financing resources available to the Company is an important competitive factor in its industry, and management may seek additional capital prior to the end of that period. Additionally, management considers, on a continuing basis, potential acquisitions of technologies and businesses complementary to the Company's current business. There are no present agreements with respect to any such acquisitions. However, any such transactions may affect the Company's future capital needs.

Operations Outside the United States

For the years ended December 31, 2001, 2000, and 1999, sales outside the United States, including Asia and Europe, accounted for 43.0%, 45.0%, and 38.9%, respectively, of the Company's revenues. Management anticipates that the Company's sales outside the United States will continue to account for a significant percentage of total revenues. The July 2000 acquisition of ESCA, and the November 1999 acquisitions of MST and Newform, have increased the Company's European operations. In addition, the Company has a wholly-owned subsidiary in Taiwan where the Company sells and services several product lines. The Company also has a wholly-owned subsidiary in South Korea that manufactures, sells, and distributes environmental abatement equipment and thin-film materials to the semiconductor and related industries in South Korea.

Cautionary Statements Under the Private Securities Litigation Reform Act of 1995

Forward-Looking Statements

The statements contained in this report which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples of forward-looking statements include, without limitation, statements by ATMI regarding financial projections, expectations for demand and sales of new and existing products, market and technology opportunities, business strategies, business opportunities, objectives of management for future operations, and semiconductor industry and market segment growth. In addition, when used in this report, the words "anticipate," "plan," "believe," "estimate," "expect," and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements. All forward-looking statements involve risks and uncertainties. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements as a result of certain factors including, but not limited to, changes in the pattern of semiconductor industry demand, the markets for, or customer interest in, the Company's products, product and market competition, delays or problems in the development and commercialization of products, technological changes affecting the competencies of ATMI, problems or delays associated with its restructuring activities, problems or delays in integrating acquired operations and businesses into ATMI, and unanticipated internal and/or third-party delays. The cautionary statements made in this report should be read as being applicable to all related forward-looking statements wherever they appear in this report.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of December 31, 2001, the Company's cash and cash equivalents included money market securities, municipal bond obligations, and commercial paper. Because of the short maturity of the Company's investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair value of the Company's portfolio; therefore, the Company would not expect its operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on the Company's securities portfolio. As of December 31, 2001, a majority of the Company's debt carries fixed interest rates; therefore, the Company would not expect its operating results or cash flows to be significantly affected by the effect of a sudden change in market interest rates.

Foreign Currency Exchange Risk

A substantial portion of the Company's sales are denominated in U.S. dollars and, as a result, the Company has relatively minimal exposure to foreign currency exchange risk with respect to sales made. This exposure may change over time as business practices evolve and could have a material effect on the Company's financial results in the future. The Company does not use forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. The effect of an immediate 10% change in exchange rates would not be expected to have a material impact on the Company's future operating results or cash flows.

Consolidated Balance Sheets

(in thousands, except per share data)

December 31,	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$167,677	$127,786
Marketable securities	42,817	3,719
Accounts receivable, net of allowance for doubtful accounts of $2,429 in 2001, and $1,725 in 2000	35,842	70,282
Inventories	39,042	39,404
Deferred income taxes	5,628	4,624
Prepaid expenses and other current assets	15,682	11,608
Total current assets	306,688	257,423
Property, plant, and equipment, net	123,191	80,332
Goodwill and other long-term assets, net	19,977	13,050
Total assets	$449,856	$350,805
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 11,095	$ 19,120
Accrued liabilities	6,891	8,078
Accrued salaries and related benefits	6,268	9,764
Loans, notes, and bonds payable, current portion	15,862	5,101
Capital lease obligations, current portion	5,112	2,733
Income taxes payable	1,554	5,626
Other current liabilities	4,584	4,041
Total current liabilities	51,366	54,463
Loans, notes, and bonds payable, less current portion	116,025	2,110
Capital lease obligations, less current portion	—	5,132
Deferred income taxes	1,849	2,374
Other long-term liabilities	602	159
Commitments and contingencies (Notes 4, 5, 6 and 13)	—	—
Stockholders' equity:		
Preferred stock, par value $.01: 2,000 shares authorized; none issued	—	—
Common stock, par value $.01: 50,000 shares authorized; 30,394 and 30,205 issued and outstanding in 2001 and 2000, respectively	304	302
Additional paid-in capital	202,164	198,775
Retained earnings	78,889	88,585
Accumulated other comprehensive loss	(1,343)	(1,095)
Total stockholders' equity	280,014	286,567
Total liabilities and stockholders' equity	$449,856	$350,805

See accompanying notes.

ATMI, INC.

Consolidated Statements of Operations

(in thousands, except per share data)

Year Ended December 31,	**2001**	2000	1999
Revenues	**$213,456**	$299,960	$202,506
Cost of revenues	**120,877**	142,711	95,456
Gross profit	**92,579**	157,249	107,050
Operating expenses:			
Research and development	**31,731**	28,211	18,359
Selling, general, and administrative	**73,511**	71,928	63,820
Merger and related costs	**—**	1,500	9,914
Restructuring charge (Note 12)	**14,011**	—	—
	119,253	101,639	92,093
Operating income (loss)	**(26,674)**	55,610	14,957
Interest income	**4,659**	7,846	4,384
Interest expense	**(1,195)**	(1,247)	(1,267)
Other income, net	**7,669**	8,313	733
Income (loss) before income taxes and minority interest	**(15,541)**	70,522	18,807
Provision (benefit) for income taxes	**(5,845)**	26,486	7,720
Income (loss) before minority interest	**(9,696)**	44,036	11,087
Minority interest	**—**	(351)	(263)
Net income (loss)	**$ (9,696)**	$ 43,685	$ 10,824
Net income (loss) per share—basic	**$(0.33)**	$1.51	$0.40
Net income (loss) per share—assuming dilution	**$(0.33)**	$1.44	$0.38
Weighted average shares outstanding—basic	**29,611**	28,928	26,773
Weighted average shares outstanding—assuming dilution	**29,611**	30,290	28,689

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 1998	$278	$120,847	$34,334	$(1,153)	$154,306
Issuance of 204 common shares pursuant to the exercise of employee stock options	2	1,046	—	—	1,048
Issuance of 20 common shares pursuant to the exercise of warrants	—	222	—	—	222
Issuance of 64 common shares pursuant to the employee stock purchase plan	1	952	—	—	953
Issuance of common shares by pooled entity	—	45	—	—	45
Distributions to stockholders	—	(338)	—	—	(338)
Compensation from the issuance of common shares	—	426	—	—	426
Tax benefit related to nonqualified stock options	—	1,374	—	—	1,374
Adjustment to reflect change in pooled entity fiscal year	—	—	(163)	—	(163)
Net income	—	—	10,824	—	10,824
Unrealized gain on available-for-sale securities (net of tax provision of $4,141)	—	—	—	7,860	7,860
Cumulative translation adjustment	—	—	—	(201)	(201)
Comprehensive income					18,483
Balance at December 31, 1999	281	124,574	44,995	6,506	176,356
Issuance of 497 common shares pursuant to the exercise of employee stock options	5	4,693	—	—	4,698
Issuance of 10 common shares pursuant to the exercise of warrants	—	112	—	—	112
Issuance of 55 common shares pursuant to the employee stock purchase plan	1	1,492	—	—	1,493
Sale of 1,500 common shares, net of issuance costs of $4,075	15	63,410	—	—	63,425
Compensation from the issuance of common shares	—	82	—	—	82
Tax benefit related to nonqualified stock options	—	4,412	—	—	4,412
Adjustment to reflect change in pooled entity fiscal year	—	—	(95)	—	(95)
Net income	—	—	43,685	—	43,685
Reclassification adjustment for realized gain on available-for-sale securities sold (net of tax provision of $2,161)	—	—	—	(3,680)	(3,680)
Unrealized loss on available-for-sale securities (net of tax benefit of $1,618)	—	—	—	(2,895)	(2,895)
Cumulative translation adjustment	—	—	—	(1,026)	(1,026)
Comprehensive income					36,084
Balance at December 31, 2000	302	198,775	88,585	(1,095)	286,567
Issuance of 102 common shares pursuant to the exercise of employee stock options	1	1,034	—	—	1,035
Issuance of 97 common shares pursuant to the employee stock purchase plan	1	1,544	—	—	1,545
Compensation from the issuance of common shares	—	88	—	—	88
Tax benefit related to nonqualified stock options	—	723	—	—	723
Net loss	—	—	(9,696)	—	(9,696)
Reclassification adjustment for realized gain on available-for-sale securities sold (net of tax provision of $637)	—	—	—	(1,039)	(1,039)
Unrealized gain on available-for-sale securities (net of tax provision of $728)	—	—	—	1,187	1,187
Cumulative translation adjustment	—	—	—	(396)	(396)
Comprehensive loss					(9,944)
Balance at December 31, 2001	**$304**	**$202,164**	**$78,889**	**$(1,343)**	**$280,014**

See accompanying notes.

Consolidated Statements of Cash Flows

(in thousands)

Year Ended December 31,	2001	2000	1999
Operating activities			
Net income (loss)	$ (9,696)	$ 43,685	$ 10,824
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	17,302	12,787	11,256
Restructuring charge	9,939	—	—
Write-down of goodwill	—	—	3,386
Stock option compensation	88	82	426
Effect of change of fiscal year of pooled entity	—	(95)	(163)
Realized gain on sale of investment	(2,605)	(9,520)	—
Write-down of investment	359	1,250	—
Provision for bad debts	2,785	431	587
Provision for inventory obsolescence	1,918	733	1,143
Deferred income taxes	(1,921)	985	(6,677)
Tax benefit from nonqualified stock options	723	4,412	1,374
Minority interest in net earnings of subsidiaries	—	351	263
Changes in operating assets and liabilities			
Accounts receivable	31,655	(27,755)	(17,372)
Inventories	(2,142)	(18,365)	(3,682)
Other assets	(8,842)	(5,934)	1,259
Accounts payable	(8,025)	11,980	1,811
Accrued expenses	(4,628)	(5,401)	5,678
Other liabilities	(2,784)	(555)	3,077
Net cash provided by operating activities	24,126	9,071	13,190
Investing activities			
Capital expenditures	(63,046)	(29,520)	(10,716)
Acquisitions and other equity investments	(8,683)	(5,000)	—
Purchases of marketable securities	(40,093)	(5,320)	—
Sales of marketable securities	3,480	15,932	—
Net cash (used) by investing activities	(108,342)	(23,908)	(10,716)
Financing activities			
Borrowings from loans, notes, and bonds payable	129,977	—	1,544
Payments on capital lease obligations	(2,753)	(2,742)	(2,477)
Payments on loans, notes, and bonds payable	(5,301)	(2,877)	(9,559)
Distributions to stockholders	—	—	(338)
Proceeds from sale of common stock, net	—	63,425	—
Proceeds from exercise of stock options, warrants, and employee stock purchase plan shares	2,580	6,303	2,223
Net cash provided (used) by financing activities	124,503	64,109	(8,607)
Effects of exchange rate changes on cash	(396)	(126)	(74)
Net increase (decrease) in cash and cash equivalents	39,891	49,146	(6,207)
Cash and cash equivalents, beginning of year	127,786	78,640	84,847
Cash and cash equivalents, end of year	$ 167,677	$127,786	$ 78,640

See accompanying notes.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of ATMI, Inc., and its majority-owned subsidiaries ("ATMI," or the "Company"), after elimination of intercompany accounts and transactions.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Company Activities

ATMI is a leading supplier of materials, equipment, and related services used in the manufacture of semiconductor devices. The Company specifically targets the "front-end" semiconductor materials market. The Company provides:

- a broad range of ultrahigh-purity semiconductor materials
- semiconductor materials packaging and delivery systems
- sensors for the workplace and environment that detect materials as they move through the workplace
- point-of-use environmental equipment that abates materials
- specialty thin film deposition services that provide coated wafers directly to customers
- outsourced parts cleaning and semiconductor fabrication tool maintenance

General

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, inventories, marketable securities and investments, intangible assets, income taxes, restructuring charges, and contingencies and litigation. The Company bases its estimates on historical experience, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material to the financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the fee charged for products delivered and services rendered and collectibility of those fees. The Company's revenues from product sales are recognized upon title transfer, which generally occurs upon shipment. Service revenue is generally recognized ratably over the period of the related contract, or if not under contract, when service is provided. A provision for the estimated cost of warranty is recorded when revenue is recognized. The Company's estimate of costs to service its warranty obligations is based on historical experience and expectation of future conditions. Should actual product failure rates differ from the Company's estimates, revisions to the estimated warranty liability would be required.

Shipping and Handling Fees and Costs

The Company includes all shipping and handling billings within revenues, and freight costs incurred for product shipments within cost of revenues.

Bad Debt

Credit is extended to commercial customers based on an evaluation of their financial condition; collateral is not generally required. The evaluation of financial condition is performed to reduce the risk of loss. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.

Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities, and accounts receivable. The Company places its cash, cash equivalents, and marketable securities primarily in market rate accounts, corporate debt obligations, and U.S. Treasury obligations. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company used one vendor to manufacture and distribute product within the Materials segment that accounted for approximately 16%, 14%, and 13% of consolidated revenues in 2001, 2000, and 1999, respectively. The Company had amounts due from one customer that accounted for approximately 15% and 16% of accounts receivable at December 31, 2001 and 2000, respectively.

Research and Development

Research and development costs primarily relate to self-funded projects and include materials, labor, and overhead, and are expensed as incurred. The Company also incurs research and development costs, which are funded by external sources. Contract funding amounts are classified within cost of revenues, and cost share agreement funding is classified within research and development expense.

Cash, Cash Equivalents, Marketable Securities, and Investments

Highly liquid investments with maturities of three months or less, when purchased, are classified as cash and cash equivalents. Investments in publicly traded securities with maturities greater than three months are classified as marketable securities.

The Company holds minority interests in companies having operations or technology in areas within, or related to, its strategic focus, some of which are in publicly traded companies, whose share prices are highly volatile, and some of which are in private companies, whose value is difficult to determine. Investments in private companies are included in the consolidated balance sheets under the caption goodwill and other long-term assets, net. ATMI records an impairment charge when it believes an investment has experienced a decline in value that is other than temporary.

The Company accounts for marketable securities and investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All of the Company's marketable securities are classified as available-for-sale as of the balance sheet date and are reported at fair value, based on quoted market prices, with unrealized gains and losses recorded in accumulated other comprehensive income (loss), net of tax. The cost of securities sold is based on the specific identification method. Interest on these securities is accrued and included in interest income. During 2001, the Company realized a gain of $2.6 million from the sale of certain available-for-sale equity securities, offset by a write down of approximately $0.4 million for an other-than-temporary decline in fair value of other available-for-sale equity securities. During 2000, the Company realized a $9.5 million gain on the sale of certain available-for-sale equity securities, offset by a loss of $1.3 million on a different investment. These amounts are included in other income for the years ended December 31, 2001 and 2000.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out method. The Company writes down its inventory for estimated obsolescence, or unmarketable inventory equal to the difference between the cost of inventory and estimated market value, based upon assumptions about future demand and market conditions.

Property, Plant, and Equipment

Property and equipment is stated at cost. Depreciation and amortization of property, plant, and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows: buildings—twenty to forty years; machinery and equipment—three to ten years; furniture and fixtures—five to ten years; and leasehold improvements—over the lease term. Interest cost capitalized in 2001 was $1.0 million. No interest was capitalized in 2000 and 1999.

Foreign Currency Translation

The Company's foreign subsidiaries operate primarily using local functional currencies. Accordingly, all assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, and revenues and expenses are translated using average exchange rates for the period. The resulting translation adjustments are included in a separate component of accumulated other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in other income (expense) and have not been significant.

Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based upon differences between the financial reporting and the tax basis of assets and liabilities, and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets or liabilities are expected to be realized or settled.

Fair Values of Financial Instruments

The Company's financial instruments consist primarily of cash, cash equivalents, marketable securities, accounts receivable, accounts payable, and debt. Marketable securities are accounted for at fair value. All other financial instruments are accounted for on an historical cost basis, which due to the nature of these instruments, approximates fair value at the balance sheet dates.

Long-Lived Assets

The Company reviews, on a periodic basis, the value of its long-lived assets to determine whether impairment exists. The Company assesses these assets for impairment based on estimated future cash flows from these assets.

Goodwill and Other Intangible Assets

Goodwill associated with the excess purchase price over the fair value of assets acquired, and other identifiable intangible assets, such as patents and trademarks and covenants not to compete, are currently amortized on the straight-line method over their estimated useful lives ranging from 2 to 20 years. In connection with the acquisition of Delatech, the Company recorded a charge of $3.4 million in 1999 associated with the impairment of goodwill related to an existing EcoSys product line (see Note 10). This charge was based on the estimate of future cash flows on a discounted basis compared with the carrying value of the goodwill. Goodwill of $7.6 million and $8.2 million at December 31, 2001 and 2000 is stated net of accumulated amortization of $3.5 million and $2.8 million at December 31, 2001 and 2000, respectively.

These assets are currently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Stock-Based Compensation

Financial Accounting Standards Board ("FASB") SFAS No. 123, "Accounting For Stock-Based Compensation," prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by SFAS No. 123, the Company has elected to continue to account for its employee stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." See Note 9 for the pro forma effect on the Company's net income (loss), earnings (loss) per share—basic, and earnings (loss) per share—assuming dilution, of accounting for employee stock options using the method prescribed in SFAS No. 123.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after

June 30, 2001. SFAS No. 142 changes the way companies account for goodwill, in that goodwill will no longer be amortized, but should be tested for impairment at least annually. SFAS No. 142 will be effective for the Company's fiscal year beginning January 1, 2002. Management of the Company has determined that adoption of the new standard will not have a material impact on ATMI's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations (ARO)," which is effective for ATMI in 2003. SFAS No. 143 requires that contractual obligations associated with the retirement of tangible long-lived assets be recorded as a liability when those obligations are incurred, with the amount of the liability measured at discounted fair value. The ARO would be capitalized and depreciated over the useful life of the related asset. Upon adoption of the final Statement, an entity will use a cumulative-effect approach to recognize transition amounts for existing ARO liabilities, asset retirement costs, and accumulated depreciation. ATMI is currently evaluating the impact on its consolidated results of operations, financial position and cash flows of adopting this standard and will comply as required.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and will be effective for the Company's fiscal year beginning January 1, 2002. Management of the Company is currently evaluating the impact that adoption of this standard will have on its financial statements, but management does not anticipate that adoption of the new standard will have a material impact on ATMI's financial position or results of operations.

2. Marketable Securities

Marketable securities are comprised of the following at December 31, 2001 (in thousands):

	Cost	Gross Unrealized Gain (loss)	Estimated Fair Value
Common stock	**$ 1,248**	**$1,448**	**$ 2,696**
Corporate debt obligations	**20,437**	**(18)**	**20,419**
Government obligations	**19,648**	**54**	**19,702**
Total marketable securities	**$41,333**	**$1,484**	**$42,817**

Marketable securities are comprised of the following at December 31, 2000 (in thousands):

	Cost	Gross Unrealized Gain	Estimated Fair Value
Common stock	$2,482	$1,237	$3,719
Corporate debt obligations	—	—	—
Government obligations	—	—	—
Total marketable securities	$2,482	$1,237	$3,719

The amortized cost and estimated fair value of available-for-sale securities, by contractual maturity, as of December 31, 2001 are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may exercise the right to prepay obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less	$18,148	$18,202
Due after one year through three years	20,437	20,419
Due after three years	1,500	1,500
	40,085	40,121
Common stock	1,248	2,696
	$41,333	$42,817

3. Inventories

Inventories are comprised of the following at December 31, (in thousands):

	2001	2000
Raw materials	**$25,093**	$28,727
Work in process	**5,120**	2,745
Finished goods	**11,918**	9,713
	42,131	41,185
Obsolescence reserve	**(3,089)**	(1,781)
	$39,042	$39,404

4. Property, Plant, and Equipment

Property, plant, and equipment is comprised of the following (in thousands):

December 31,	2001	2000
Land	**$ 2,576**	$ 2,962
Buildings	**11,660**	11,486
Machinery and equipment	**109,481**	87,235
Furniture and fixtures	**5,516**	8,385
Leasehold improvements	**27,506**	10,308
Construction in progress	**31,711**	14,350
	188,450	134,726
Accumulated depreciation and amortization	**(65,259)**	(54,394)
	$123,191	$ 80,332

Depreciation and amortization expense for property, plant, and equipment for the years ended December 31, 2001, 2000, and 1999 was $16.1 million, $11.9 million, and $10.6 million, respectively. Included in the $14.0 million restructuring charge (Note 12) was $2.2 million of property, plant, and equipment that is no longer used.

As of December 31, 2001, the Company had commitments for capital expenditures of $17.9 million.

5. Loans, Notes, and Bonds Payable

Loans, notes, and bonds payable consist of the following (in thousands):

December 31,	2001	2000
City of Bloomington, Minnesota Industrial Revenue Bonds, interest rate is variable (3.1% at December 31, 2001 and 4.5% at December 31, 2000), quarterly payments of $0.1 million, due September 2005	$ 1,500	$ 1,900
Note payable bearing interest at 9.5%, due in three annual installments beginning January 1, 1999	—	889
Term loans with a Connecticut state agency, bearing interest ranging between 4.2%-7.19%, due between January 2000 and June 2005	741	1,324
Credit lines with commercial banks, bearing interest ranging between 4.55%-9.00% available through December 2002	1,065	875
Notes payable primarily with commercial banks and leasing companies, bearing interest ranging between 4.55%-6.6%, due between April 1998 and October 2006	13,551	2,190
5.25% Convertible Subordinated Notes due November 15, 2006	115,000	—
Other	30	33
	131,887	7,211
Less current portion	(15,862)	(5,101)
	$116,025	$ 2,110

The balance of loans and notes payable at December 31, 2001 and 2000, respectively, include amounts due in Euros as follows: 1,308,000 and 2,324,000 (equivalent to $1,161,000 and $2,190,000, respectively, in U.S. Dollars). The approximate aggregate debt maturities are as follows as of December 31, 2001 (in thousands):

2002	$ 14,762
2003	906
2004	673
2005	491
2006	115,055
Thereafter	—
	$131,887

The term loans are collateralized by various equipment, leasehold improvements, and renovations in the Company's Connecticut facility. During the first quarter of 2001, the Company entered into a $20.0 million financing agreement for use in the expansion of the Phoenix, Arizona facility. As of December 31, 2001, the Company had drawn approximately $15.0 million of this financing agreement, of which $13.5 million is outstanding at that date. As allowed under the terms of the bank financing agreement, the Company has decided to pay down certain long-term debt obligations. The Company intends to pay down the entire $13.5 million outstanding under the $20.0 million financing agreement during the first quarter of 2002. Therefore, the entire $13.5 million is classified as a current liability. The majority of the Company's notes payable are secured by the related real property or equipment, which the notes were used to finance. The Company's other credit lines are secured by substantially all the assets of certain of the Company's subsidiaries and have available borrowing capacity approximating $0.8 million at December 31, 2001. The Company is in compliance with the credit line and notes payable covenants.

The bondholders may tender the City of Bloomington, Minnesota bonds at any time for the principal amount plus accrued interest. As a result, they have been classified as a current liability. However, for purposes of displaying the approximate debt maturities above, the bond payments are shown in the years they are expected to be paid. Interest paid was $0.8 million, $1.2 million, and $1.4 million, for the years ended December 31, 2001, 2000, and 1999, respectively.

On November 13, 2001, the Company sold $115.0 million of convertible subordinated notes, due in 2006, in a private offering. The notes bear interest at 5.25% per annum and are convertible by the holders into approximately 5.2 million shares of the Company's common stock, at a conversion price of approximately $22.19 per share. The notes and related shares issuable upon conversion of the notes were registered with the Securities and Exchange Commission on February 19, 2002. The notes are redeemable at the Company's option beginning on November 15, 2004, in whole or in part, at certain premiums decreasing through the maturity date. Interest is payable semi-annually.

Certain of the financing agreements of the Company's subsidiaries contain limitations or prohibitions on the payment of dividends without the lender's consent, or in conjunction with the subsidiary's failure to comply with various financial covenants. The Company has never declared or paid cash dividends on its capital stock. The Company does not anticipate paying any cash dividends in the foreseeable future.

6. Leases

The Company is obligated under capital leases for certain machinery and equipment and leasehold improvements that expire at various dates during the next four years. As allowed under the terms of the capital lease obligations, the Company has decided to pay down certain long-term capital leases. The Company intends to pay down approximately

$4.8 million of capital lease obligations during the first quarter of 2002. The entire $5.1 million of capital lease obligations outstanding at December 31, 2001 will be repaid during 2002 and is, therefore, classified as a current liability. During 2000, the Company financed approximately a $6.8 million of machinery and equipment through capital lease obligations, which has been treated as a non-cash transaction for purposes of the Statement of Cash Flows. The gross amount of machinery and equipment and leasehold improvements under the capital leases, and the related accumulated depreciation, were as follows (in thousands):

December 31,	2001	2000
Machinery and equipment	$13,015	$15,107
Leasehold improvements	2,118	2,118
Accumulated depreciation	(4,740)	(4,520)
	$10,393	$12,705

Future minimum lease payments to be made in 2002 for capital leases outstanding as of December 31, 2001 are approximately $5.8 million. Included in such amount is interest of approximately $0.7 million.

The Company leases office and manufacturing facilities, and certain manufacturing equipment, under several operating leases expiring between 2002 and 2015. Rental expense was $5.7 million, $4.9 million, and $5.0 million for the years ended December 31, 2001, 2000, and 1999, respectively. As part of the 2001 restructuring initiatives (Note 12), certain facilities under operating leases are being exited, with the resulting lease termination fees being included in the 2001 restructuring charge.

The following is a schedule of future minimum lease payments for operating leases as of December 31, 2001 (in thousands):

Operating Leases	
2002	$ 5,346
2003	4,094
2004	3,300
2005	3,168
2006	1,846
Thereafter	8,470
Total minimum lease payments	$26,224

The Company has a sub-lease commitment for rental income of $1.5 million, which has not been deducted from the amounts shown above.

7. Income Taxes

Pretax income (loss) was taxed in the following jurisdictions (in thousands):

Year Ended December 31,	2001	2000	1999
Domestic	$(13,817)	$64,807	$15,950
Foreign	(1,724)	5,364	2,594
Total pretax income (loss)	$(15,541)	$70,171	$18,544

Significant components of the provision (benefit) for income taxes for the periods presented are as follows (in thousands):

December 31,	2001	2000	1999
Current:			
Federal	$(6,113)	$20,340	$11,811
State	232	2,606	1,635
Foreign	1,957	2,555	951
Total current	(3,924)	25,501	14,397
Deferred:			
Federal	636	946	(5,901)
State	(1,641)	282	(746)
Foreign	(916)	(243)	(30)
Total deferred	(1,921)	985	(6,677)
	$(5,845)	$26,486	$ 7,720

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

December 31,	2001	2000
Deferred tax assets:		
Accrued liabilities	$ 3,741	$ 2,403
Inventory adjustments	2,297	2,150
Net operating loss and tax credit carryforwards	3,580	1,584
Other, net	682	1,129
	10,300	7,266
Valuation allowance	(1,158)	(317)
	9,142	6,949
Deferred tax liabilities:		
Depreciation and amortization	(4,382)	(4,199)
Unrealized gain on marketable securities	(577)	(489)
Other, net	(404)	(11)
	(5,363)	(4,699)
Net deferred tax assets	$ 3,779	$ 2,250

The valuation allowance relates to realizability of net operating losses of foreign entities.

As of December 31, 2001, the Company has federal net operating loss carryforwards of $2.0 million attributable to certain acquired companies. The net operating loss and tax credit carryforwards will expire at various dates in 2009 through 2018, if not used. Use of the net operating losses and credits may be subject to a substantial annual limitation because of the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions.

Income taxes paid for the years ended December 31, 2001, 2000, and 1999 were $4.9 million, $20.5 million, and $9.2 million, respectively. The Company received refunds of $5.8 million in 2001.

The reconciliation of income tax expense (benefit) computed at the U.S. federal statutory tax rate to the Company's tax expense (benefit) is (in thousands):

For the Year Ended December 31,	**2001**	2000	1999
U.S. statutory rate	**$(5,439)**	$24,559	$ 6,489
State income taxes	**(925)**	1,831	657
Foreign income taxes	**734**	43	(162)
Effect of nondeductible acquisition expenses	**—**	525	1,851
Foreign sales corporation benefit	**(512)**	(1,737)	(773)
Change in valuation allowance of deferred tax assets	**841**	317	(2,154)
Tax liabilities accrued	**—**	506	1,511
Other, net	**(544)**	442	301
	$(5,845)	$26,486	$ 7,720

The former securityholders of the ADCS Group have agreed to indemnify the Company against losses arising out of possible tax liabilities of ADCS. As security for these potential liabilities, the former securityholders of ADCS deposited 700,000 shares of the Company's common stock, which they received in connection with the Company's acquisition of ADCS, into escrow. While the possible exposures are difficult to quantify, the Company believes that, regardless of the probability that liabilities will arise, the potential exposures range from $0 to $22 million depending on the resolution of the tax matter. Although the former security holders of ADCS have agreed to indemnify the Company against losses arising out of such tax matters, any assessments, if ultimately determined against the Company, would result in a charge to the Company's results of operations. During the second quarter of 1999, the Company was notified by the Internal Revenue Service of an assessment of $2.1 million for certain of these tax matters. The current value of the shares held in escrow provides indemnity toward the upper range of the potential exposure. The Company intends to vigorously defend its position in these tax matters in U.S. Tax Court in 2002.

8. Profit Sharing Plan

The Company maintains a 401(k) profit sharing plan covering substantially all of its domestic employees that is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Company's matching contributions are discretionary by plan year and were $0.7 million, $0.6 million, and $0.4 million for 2001, 2000, and 1999, respectively.

9. Stockholders' Equity

On April 4, 2000, the Company completed a public offering of 2,800,000 shares of the Company's common stock. Of such shares, the Company sold 1,500,000 shares and certain stockholders sold 1,300,000 shares. The Company received net proceeds from the offering of approximately $63.4 million. The cost of the offering was approximately $4.1 million.

Stock Plans

The Company has certain stock plans, which provide for the granting of up to 6,515,833 nonqualified stock options, incentive stock options ("ISOs"), stock appreciation rights, and restricted stock awards to employees, directors, and consultants of the Company.

Under the terms of these stock plans, nonqualified options granted may not be at a price of less than 50% of the fair market value of the common stock on the date of grant, and ISOs granted may not be at a price of less than 100% of fair market value of the common stock on the date of grant. All grants have been made at fair market value under the plans. Options are generally exercisable commencing one year after the date of grant, at the rate of 20% per annum on a cumulative basis. Nonqualified options expire up to ten years from the date of grant, and ISOs expire five to ten years from the date of grant.

The following table provides a summary of the status of the Company's stock option plans as of December 31, 2001, 2000, and 1999, and changes during the years ending on those dates:

	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**3,432,098**	**$25.34**	2,844,555	$19.20	2,034,344	$14.57
Granted	**1,149,270**	**$19.06**	1,524,665	$32.79	1,148,954	$24.10
Exercised	**(103,737)**	**$ 8.46**	(496,711)	$ 9.44	(204,085)	$ 5.80
Terminated or Cancelled	**(552,487)**	**$27.23**	(440,411)	$28.06	(134,658)	$21.45
Outstanding at end of year	**3,925,144**	**$23.72**	3,432,098	$25.34	2,844,555	$19.20
Options exercisable at end of year	**1,407,124**	**$21.02**	956,060	$16.88	1,017,946	$ 11.19
Weighted-average fair value of options granted during the year	**$13.36**		$21.29		$19.57	

The following table summarizes information about the Company's stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Options Exercisable at December 31, 2001	Weighted-Average Exercise Price
$ 0.53 to $12.00	343,259	3.1	$ 7.93	342,359	$ 7.95
$12.01 to $18.00	413,430	7.0	$16.60	181,010	$16.43
$18.01 to $24.00	1,216,451	8.6	$20.00	152,631	$21.95
$24.01 to $36.00	1,610,709	7.2	$27.71	655,649	$26.44
$36.01 to $48.00	328,575	8.2	$42.31	72,875	$42.04
$48.01 to $60.00	12,720	8.2	$51.10	2,600	$51.11
	3,925,144	7.4	$23.72	1,407,124	$21.02

If compensation expense for the Company's plans had been determined for all stock option grants based on the fair value at the grant dates for awards under those plans, consistent with the method described in SFAS No. 123, the Company's net income (loss), net income (loss) per share—basic, and net income (loss) per share—assuming dilution, would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

	Pro Forma		
	2001	2000	1999
Net income (loss)	**$(20,728)**	$34,653	$7,226
Net income (loss) per share—basic	**$(0.70)**	$1.20	$0.27
Net income (loss) per share—assuming dilution	**$(0.70)**	$1.14	$0.25

The fair value of each option grant, for pro forma disclosure purposes, was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected dividend yield	**None**	None	None
Risk free interest rate	**4.5%**	6.0%	5.80%
Expected volatility	**.710**	.615	.615
Expected life of options	**5.8 years**	6.5 years	7.5 years

Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan ("ESPP Plan") was approved in May 1998 authorizing 500,000 shares for subscription, and enabling all employees to subscribe at six-month intervals to purchase shares of common stock at the lower of 85% of the fair market value of the shares on the first day or last day of each six-month period. At December 31, 2001, 283,993 shares remain available under the ESPP Plan.

Earnings Per Share

The following table presents the computation of basic and diluted earnings per share (in thousands, except per share data):

	2001	2000	1999
Numerator:			
Net income (loss)	**$ (9,696)**	$43,685	$10,824
Denominator:			
Denominator for basic earnings per share—weighted-average shares	**29,611**	28,928	26,773
Dilutive effect of contingent shares related to acquisitions subject to escrow arrangements	—	737	1,186
Dilutive effect of employee stock options	—	625	730
Denominator for diluted earnings per share	**29,611**	30,290	28,689
Net income (loss) per share—basic	**$(0.33)**	$1.51	$0.40
Net income (loss) per share—assuming dilution	**$(0.33)**	$1.44	$0.38

Options to purchase 723,580, and 18,900 shares of common stock, outstanding as of December 31, 2000 and 1999, respectively, were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares and, therefore, their inclusion would be antidilutive. Options to purchase 3,925,144 shares of common stock, outstanding as of December 31, 2001, and 5,183,096 shares, issuable upon conversion of the 5.25% Convertible Subordinated Notes Due 2006, were not included in the computation of diluted loss per share for the year ended December 31, 2001, because their inclusion would be antidilutive.

As of December 31, 2001 and 2000, there were 20,000 warrants outstanding at an exercise price of $11.75 that are fully exercisable and expire on September 1, 2005. These warrants were not included in the computation of diluted loss per share for the year ended December 31, 2001, because their inclusion would be antidilutive.

At December 31, 2001, there were 6,169,826 shares of common stock reserved for the conversion of subordinated notes and further grants under the Company's various stock plans.

10. Mergers and Acquisitions

The Company has consummated six mergers in the three years ended December 31, 2001, each of which has been accounted for as a pooling of interests. The entities acquired and share consideration exchanged were as follows:

Company	Year of Acquisition	Shares Issued
ESCA, Inc.	2000	370,000
TeloSense Corporation	1999	232,000
Advanced Chemical Systems International, Inc.	1999	1,202,000
Delatech Incorporated	1999	2,347,000
Newform N.V.	1999	550,000
MST Analytics, Inc.	1999	993,000

The Company has reduced retained earnings by $95,000 and $163,000 in 2000 and 1999, respectively, to adjust retained earnings for the different fiscal year ends of certain of the acquired entities, and has combined the year-end September 30, 1999 financial results for ESCA with the December 31, 1999 financial results of the Company.

In connection with the investigation, analysis, and closings of the aforementioned transactions, the Company recorded merger costs and related expenses of $1.5 million and $10.5 million in 2000 and 1999, respectively. During 1999, the Company reversed approximately $0.6 million of merger costs accrued in prior years. Included within merger costs and related expenses in 1999 is a charge of $4.4 million related to the Delatech acquisition to recognize the impaired value of certain inventory ($1 million) and goodwill ($3.4 million) associated with an existing environmental equipment product line.

For the years ended December 31, 2000 and 1999, prior to the acquisitions, revenues and net income of an acquired company included in the financial statements is as follows (in thousands):

Revenues:	2000	1999
ATMI	$296,383	$196,236
ESCA	3,577	6,270
Consolidated revenues	$299,960	$202,506

Net Income:	2000	1999
ATMI	$ 43,563	$ 10,546
ESCA	122	278
Consolidated net income	$ 43,685	$ 10,824

On December 28, 2000, ATMI purchased K.C. Tech Co., Ltd.'s 30% interest in the operations of ADCS-Korea for approximately $7.2 million, of which $5.0 million was paid in 2000. The operations of ADCS-Korea have historically been included in the consolidated statements of income of ATMI. The 30% portion not historically owned by ATMI had been accounted for as minority interest. The transaction was accounted for as a purchase, and the excess cost over fair value of the net assets acquired is being amortized on a straight-line basis over a twenty-year period.

11. Other Comprehensive Loss

SFAS No. 130, "Reporting Comprehensive Income," requires the reporting of comprehensive income (loss) in addition to net income (loss) from operations. Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss).

The components of other comprehensive loss are as follows (in thousands):

	Currency Translation Adjustments	Unrealized Gain (Loss) on Available-for-Sale Securities	Total
Balance at December 31, 1998	$ (653)	$ (500)	$ (1,153)
Unrealized gain on available-for-sale securities (net of tax provision of $4,141)	—	7,860	7,860
Cumulative translation adjustment	(201)	—	(201)
Balance at December 31, 1999	(854)	7,360	(6,506)
Reclassification adjustment for realized gain on available-for-sale securities sold (net of tax provision of $2,161)		(3,680)	(3,680)
Unrealized loss on available-for-sale securities (net of tax benefit of $1,618)	—	(2,895)	(2,895)
Cumulative translation adjustment	(1,026)	—	(1,026)
Balance at December 31, 2000	(1,880)	785	(1,095)
Reclassification adjustment for realized gain on available-for-sale securities sold (net of tax provision of $637)		**(1,039)**	**(1,039)**
Unrealized gain on available-for-sale securities (net of tax provision of $728)	**—**	**1,187**	**1,187**
Cumulative translation adjustment	**(396)**	**—**	**(396)**
Balance at December 31, 2001	**$(2,276)**	**$ 933**	**$(1,343)**

12. Restructuring and Severance Charges

The operating results for 2001 include two restructuring charges. The first was a $12.8 million charge for severance and other costs associated with a restructuring initiative announced by management in the first quarter, of which $0.6 million is included in cost of revenues related to a write down of inventory in a product line no longer strategic to ATMI. The second charge occurred in the third quarter for $1.8 million for severance related costs associated with a restructuring initiative announced by management during that quarter. The second initiative became necessary as a result of the unprecedented decline in end-use semiconductor device demand.

The restructuring initiatives include severance costs of $5.4 million, including the third quarter 2001 initiative of $1.8 million, and represent a reduction of approximately 21% of the Company's worldwide workforce, including operations, sales and marketing, and other administrative employees. Approximately 97% of the affected employees had left their positions as of December 31, 2001, with the remaining expected to leave their positions by March 31, 2002. These initiatives involve a number of actions to improve productivity and align the Company's organization more closely with its customers. The restructuring initiatives and other charges also include $9.2 million for plant closings, lease termination fees, and various other asset write-offs or write-downs. Management anticipates that restructuring costs will be paid by March 31, 2002, except for ongoing lease costs for exited facilities, which will be paid over the remaining lease terms.

The following tables set forth the activity in the restructuring accruals, which are included in accrued liabilities, during 2001 (in thousands):

Accrual—Restructuring	Severance	Other Charges	Total Accrual
Balance January 1, 2001	$ —	$ —	$ —
Restructuring charge—First Quarter	3,599	9,198	12,797
Cash payments	(3,299)	(280)	(3,579)
Write offs and write downs	—	(7,994)	(7,994)
Balance December 31, 2001	$ 300	$ 924	$ 1,224
Balance January 1, 2001	$ —	$ —	$ —
Restructuring charge—Third Quarter	1,800	—	1,800
Cash payments	(1,080)	—	(1,080)
Balance December 31, 2001	$ 720	$ —	$ 720

During the fourth quarter of 1999, the Company terminated the employment of four executive officers within its Materials segment, and one executive officer within its Technologies segment, and recorded a charge of $2.3 million, reflected in selling, general, and administrative expenses in the Company's 1999 results of operations. As of December 31, 2000, $2.0 million of the severance charge has been paid, with a balance of $0.3 million remaining in the accrual at this date. The remaining amount of accrued severance expense was paid during the first quarter of 2001.

13. Commitments and Contingencies

In July 1999, ATMI filed suit against a company, alleging infringement of certain liquid delivery system patents. Later in 1999, that company filed suit against ATMI alleging infringement of a particular semiconductor process patent. In March 2001, an agreement was reached that addressed the settlement of both claims. Although the terms of the settlement remain confidential, ATMI received a payment in the settlement, which has been recorded in the financial statements as other income, net of related expenses.

In the normal course of business, the Company is involved in various lawsuits and claims. Although the ultimate outcome of any of these legal proceedings cannot be determined at this time, management, including internal counsel, does not believe that the outcome of these proceedings, individually or in the aggregate, will have a material adverse effect on the Company's financial position or results of operations.

14. Segment and Geographic Data

The Company has two reportable operating segments: Materials and Technologies. The reportable operating segments are each managed separately because they manufacture and distribute distinct products with different production processes. The Company evaluates performance and allocates resources based on operating profit or loss, excluding restructuring and merger and related costs, interest, other income or expense, and income taxes. Intercompany sales are not material among operating segments. The general corporate assets primarily include cash, cash equivalents, marketable securities, goodwill, and other long-lived assets.

The following tables provide reported financial information for each of these reportable segments (in thousands):

For the Year Ended December 31,	**2001**	2000	1999
Revenues			
Materials	**$110,996**	$138,191	$ 96,711
Technologies	**102,460**	161,769	105,795
Consolidated revenues	**$213,456**	$299,960	$202,506
Operating Income (Loss)			
Materials	**$ 15,952**	$ 36,655	$ 19,335
Technologies	**(28,615)**	20,455	5,536
Merger and related costs	**—**	(1,500)	(9,914)
Restructuring charge (1)	**(14,011)**	—	—
Consolidated operating income (loss)	**$ (26,674)**	$ 55,610	$ 14,957
Depreciation Expense			
Materials	**$ 6,799**	$ 4,937	$ 4,835
Technologies	**9,299**	6,962	5,750
Total depreciation expense	**$ 16,098**	$ 11,899	$ 10,585
Capital Expenditures			
Materials	**$ 11,963**	$ 8,489	$ 4,198
Technologies	**43,115**	15,909	3,611
Corporate	**7,968**	5,122	2,907
Total capital expenditures	**$ 63,046**	$ 29,520	$ 10,716
Identifiable Assets			
Materials	**$ 98,893**	$ 74,194	
Technologies	**134,920**	130,838	
General corporate assets	**216,043**	145,773	
Total consolidated assets	**$449,856**	$350,805	

(1) Approximately $6.0 million and $8.0 million of the 2001 restructuring charge relate to the Materials and Technologies segments, respectively.

The Company's geographic data for the years ended December 31, 2001, 2000, and 1999 are as follows (in thousands):

	United States	Taiwan	Other Pacific Rim	Europe and Other	Eliminations	Total
December 31, 2001						
Revenues	**$121,577**	**$28,918**	**$32,200**	**$38,521**	**$(7,760)**	**$213,456**
Long-lived assets	**135,980**	**1,022**	**2,097**	**6,992**	**—**	**146,091**
December 31, 2000						
Revenues	$ 173,208	$ 38,716	$ 54,108	$ 41,920	$ (7,992)	$ 299,960
Long-lived assets	82,617	322	1,368	6,000	—	90,307
December 31, 1999						
Revenues	$ 125,506	$ 22,825	$ 31,738	$ 24,176	$ (1,739)	$ 202,506
Long-lived assets	57,724	—	1,589	638	—	59,951

Revenues are attributed to countries based on the location of the customer. Long-lived assets are located in the respective geographic regions, as shown. Other than Taiwan, no one specific country within the Pacific Rim or within Europe accounted for greater than 10% of consolidated revenues in 2001, 2000, and 1999. Revenues and net income of the foreign subsidiaries are not material to the consolidated operations of the Company for each of the three years in the period ended December 31, 2001.

15. Quarterly Results of Operations (unaudited)

Summarized quarterly results of operations data is as follows (in thousands, except per share amounts):

	Quarter			
2001	**First**	**Second**	**Third**	**Fourth**
Revenues	**$77,280**	**$55,027**	**$39,727**	**$41,422**
Gross profit	**38,899**	**23,890**	**13,319**	**16,471**
Net income (loss)	**3,041**(a)	**861**(b)	**(9,025)**(c)	**(4,573)**
Net income (loss) per share—basic	**$0.10**	**$0.03**	**$(0.30)**	**$(0.15)**
Net income (loss) per share—assuming dilution	**$0.10**	**$0.03**	**$(0.30)**	**$(0.15)**

	Quarter			
2000	First	Second	Third	Fourth
Revenues	$63,027	$71,142	$78,948	$86,843
Gross profit	33,298	37,954	41,974	44,023
Net income	13,638(d)	9,769	9,651(e)	10,627
Net income per share—basic	$0.49	$0.33	$0.33	$0.36
Net income per share—assuming dilution	$0.46	$0.31	$0.32	$0.35

(a) Includes a charge of $12.8 million for severance and other costs associated with a restructuring initiative. In addition to severance costs, the restructuring charge includes costs related to plant closings, lease termination fees, and various other assets and working capital write-offs or write-downs. Net income also includes the impact of a gain on settlement of certain patent litigation, net of related expenses.

(b) Includes a $1.5 million gain from the sale of certain available-for-sale securities.

(c) Includes a $1.1 million gain from the sale of certain available-for-sale securities, offset by a write down of approximately $0.4 million for an other-than-temporary decline in fair value of other available-for-sale securities. Also includes a charge of $1.8 million for severance costs associated with a restructuring initiative.

(d) Includes $9.5 million gain on sale of certain marketable securities in the first quarter of 2000, offset by a loss of $1.3 million in the same quarter on certain other investments.

(e) Includes merger costs and related expenses of $1.5 million incurred in the ESCA acquisition.

Report of Independent Auditors

The Board of Directors and Stockholders of ATMI, Inc.

We have audited the accompanying consolidated balance sheets of ATMI, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of ATMI, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATMI, Inc. at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Stamford, Connecticut
January 25, 2002

Company Information

Directors

Gene Banucci (Chairman)
Chief Executive Officer
ATMI, Inc.

Mark Adley
Managing Director
Banc of America Securities, LLC

Robert Hillas
President, Chief Executive Officer,
and Chairman of the Board, Envirogen, Inc.

Stephen Mahle
Senior Vice-President and President, Medtronic Cardiac
Rhythm Management, Medtronic, Inc.

C. Douglas Marsh
Vice-President, Business Integration and
US Investor Relations, ASM Lithography Holding, NV

Michael Yomazzo
Vice-Chairman, Photronics, Inc.

Officers

Gene Banucci*
Chief Executive Officer

Douglas Neugold*
President

Daniel Sharkey*
Vice-President, Chief Financial Officer, Treasurer

Ward Stevens
Vice-President, Chief Administrative Officer, Secretary

Oliver Zitzmann
Chief Legal Officer, Assistant Secretary

*Executive officers

Corporate Headquarters

ATMI, Inc.
7 Commerce Drive
Danbury, Connecticut 06810
203.794.1100
203.792.8040 facsimile
info@atmi.com
atmi.com

Common Stock Listing

ATMI's Common Stock trades as "ATMI" on
The Nasdaq Stock Market®

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
Shareholder Inquiries: 781.575.3120
www.equiserve.com

Legal Counsel

Kramer Levin Naftalis & Frankel LLP
New York, New York

Auditors

Ernst & Young LLP
Stamford, Connecticut

Form 10-K

Free copies of ATMI's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission, are available from
- **the SEC's web site–www.sec.gov/cgi-bin/srch-edgar**
- **at ATMI's web site–atmi.com**
- **by e-mail request–ir@atmi.com**
- **by mail–Attn: Investor Relations at ATMI Corporate Headquarters**

Price Range of Common Stock

	High	Low
Fiscal Year Ended December 31, 2001		
Q1—January-March	**$26.44**	**$15.88**
Q2—April-June	**$32.73**	**$16.88**
Q3—July-September	**$29.30**	**$14.73**
Q4—October-December	**$26.75**	**$14.50**
Fiscal Year Ended December 31, 2000		
Q1—January-March	$60.75	$29.13
Q2—April-June	$50.50	$31.38
Q3—July-September	$50.00	$20.00
Q4—October-December	$24.31	$14.38

ATMI had approximately 6,500 stockholders as of February 28, 2002.

ATMI, INC.

Facilities



NORTH AMERICA

Arizona

Fab Services
5751 West Oakland Street
Chandler, Arizona 85226
480.705.9717

Epitaxial Services—Silicon
550 West Juanita Avenue
Mesa, Arizona 85210
888.575.3741
480.668.4000

Epitaxial Services—III-V
3832 East Watkins
Phoenix, Arizona 85034
888.575.3741
602.659.2500

California

Customer Sales and Service
617 River Oaks Parkway
San Jose, California 95134
800.229.1966
408.526.9400

Systems Assembly
830 Latour Court
Napa, California 94558
707.257.1960

Colorado

Fab Services
2850 North El Paso Street
Colorado Springs, Colorado 80907
719.328.1611

Connecticut

Research & Development
Gas Operations
7 Commerce Drive
Danbury, Connecticut 06810
800.FYI.ATMI
203.794.1100

Illinois

Life Safety Systems
975 East Deerfield Parkway
Buffalo Grove, Illinois 60089
800.547.2900
847.808.2500

Minnesota

Critical Liquids Packaging Manufacturing
10779 Hampshire Avenue South
Bloomington, Minnesota 55438
800.966.6698
952.942.0855

New Mexico

Fab Services
1501 12th Street Northwest
Albuquerque, New Mexico 87104
505.244.3722

Oregon

Fab Services
410 Northeast 219th Avenue, Suite A
Gresham, Oregon 97030
503.492.0100

Texas

Liquid Operations
304 Industrial Boulevard
Burnet, Texas 78611
512.756.7314

Fab Services
1711 Briercroft Court, Suite 127
Carrollton, Texas 75006
972.466.4619

Materials Manufacturing
1200 West Jackson Road
Carrollton, Texas 75006
972.245.5541

EUROPE

Belgium

Critical Solids Packaging Manufacturing
Reuglelstraat 2, B-3320,
Hoegaarden, Belgium
32.16.76.61.59

England

Smart Card Marketing
Spinners Court, Unit 12, 53-55 West End,
Witney, Oxfordshire, OX28 1NH
United Kingdom
44.1993.700.327

Germany

Life Safety Systems Production
Benedikstrasse 1, D-82069,
Hohenschaftlarn, Germany
49.8178.869.0

Sensor Manufacturing
Justus-von-Liebig-Strasse 22, D-53121,
Bonn, Germany
49.228.52.66.40

Ireland

Fab Services
Toughers Business Park, Unit C7
Newall, Naas, Co. Kildare, Ireland
353.45.435.829

ASIA

Japan

ATMI Japan
Hama Building, 6F
3-17-14 Shiba,
Minato-ku, Tokyo 105-0014, Japan
81.03.5765.6323

Korea

ATMI Korea
269-7 Geruk-Ri, Miyang-myon,
Anseong-si, Gyeonggi-do,
South Korea 456-843
82.31.677.5533

Singapore

ATMI Singapore
25 International Business Park,
04-75 German Centre
609916 Singapore
65.562.8200

Taiwan

ATMI Taiwan
4F-7, No. 81, Shui-lee Road
Hsin-Chu, Taiwan 300, ROC
886.3.516.9248

Epitaxial Services
8th floor, No. 117, Section 3,
Min-Sheng East Road,
Taipei 105, Taiwan ROC
886.2.8770.7757

A **different perspective** on the
Periodic System of the **Elements**

7 Commerce Drive
Danbury, Connecticut 06810 USA
203.794.1100
203.792.8040 facsimile
atmi.com


Va
Vb
Db
IVb
VIa
Bi
Sg
Ta
Pb
IVa
Rf
Sb
Sn
W
Hf
VIb
Mo
As
Ge
Po
Te
Cr
Si
Ti
IIIb
In
S
N
C
Ga
O
B
Al
VIIa
Bh
Re
Tc
Mn
Sc
Y
La
Ac
IIIa
F
Be
He
Li
Zn
Cl
Mg
Br
Fe
Na
Ca
Cd
I
Co
At
Ni
K
Sr
IIb
VIIb
Cu
Os
Ir
Pt
Ra
IIa
VIIIa
Fr
Ib
0
Ia
Pr
Pa
Gd
Er
Cm
Fm
Ce
Th
Yb
No
Am
Md
Es
Tm
Pm
Pu
Sm

1689-AR-02

Derived from Baumhauer 1870